UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT



Pursuant to Section 13 or 15(d) of the Securities Exchange Act
of 1934

Date of Report (Date of earliest event reported):
November 10, 2007

THE DOW CHEMICAL COMPANY
(Exact name of registrant as specified in its charter)

Delaware	1-3433	38-1285128
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2030 Dow Center, Midland, Michigan 48674
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code:
(989) 636-1000

Not applicable
(Former name or former address, if changed since last report.)

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

Change in Control Executive Severance Agreements.

On October 10, 2007, the Compensation Committee of The Dow Chemical Company's ("Dow" or the "Company") Board of Directors approved Change in Control Executive Severance Agreements ("Agreements") that cover Andrew N. Liveris, Dow's Chairman and CEO, and a number of executives who report to Mr. Liveris, including Geoffery E. Merszei, David E. Kepler and Michael R. Gambrell, among others. The Agreements became effective November 10, 2007 and shall continue in effect until the eligible executive leaves the Company for any reason, or until the executive becomes ineligible for the Agreement as determined by the Compensation Committee.

Effective November 10, 2007, if any covered executive is terminated, other than for cause (as defined in the Agreements), disability, death or voluntary retirement, or has a diminution in compensation, benefits or responsibilities, within two years following the occurrence of a Change in Control (as defined in the Agreement and summarized below), upon Dow's receipt of a fully-executed release in a form satisfactory to Dow, such executive would receive:

- All compensation accrued but not yet paid through the date of termination;
- A cash payment equal to 2.00 times (or, in Mr. Liveris' case, 2.99 times) the sum of his or her annual base salary at the rate in effect on the date of termination and the base salary times his or her target percentage under Dow's performance award program;
- All vested benefits earned under any Company-sponsored retirement or benefit plan in accordance with the terms of those plans;
- An additional two years of service credit (or, in Mr. Liveris' case, three years) added to the executive's actual service with Dow for purposes of eligibility, vesting and benefit accrual, and two years of age (three for Mr. Liveris) added to the executive's age at termination for purposes of calculating the appropriate age band for the additional two years of service credit or any applicable retirement factors, for the Company's various qualified and non-qualified retirement plans in which the executive participates;

- Outplacement, tax and financial planning assistance up to $50,000;
- Continuation of the executive's, and his or her eligible dependents,' medical, dental and hospitalization benefits for eighteen months, or until the executive becomes eligible for another employer's medical, dental and hospitalization benefits, whichever occurs first;
- Gross-up protection in the event the severance benefits provided to the executive exceed statutory thresholds and become subject to the 20% "golden parachute excise tax;"
- Immediate vesting and delivery of all outstanding Company stock options, performance shares and deferred shares held by the executive; and
- Reimbursement for legal fees and expenses, including reasonable attorney's fees, if any, incurred by the executive in enforcing the terms of the Agreement,

For purposes of the Agreements, a Change in Control is the occurrence of one of the following events: i) the acquisition of 20% or more of the Company's outstanding voting securities; ii) changes to the membership of the Board of Directors that result in less than 50% of the then current Board being re-elected to the Board; iii) approval by Dow stockholders of the merger or consolidation of the Company with another entity in which the Company is not the surviving company, or where the other entity owns more than 50% of the Company's outstanding voting securities; or iv) the complete liquidation of, or the sale of all or substantially all assets of, the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 15, 2007   THE DOW CHEMICAL COMPANY

By: /S/ WILLIAM H WEIDEMAN
Name: William H. Weideman
Title: Vice President and
       Controller